September 10, 2008
Securities and Exchange Commission
Attn: Mr. Larry Spirgel
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Lighting Science Group Corporation, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008 and
Forms 10-Q for the quarter ended March 31, 2008 and June 30, 2008
Filed May 14, 2008 and August 14, 2008, respectively
File No. 0-20354
Dear Mr. Larry Spirgel:
On behalf of our client, Lighting Science Group Corporation (the “LSGC”), we submit the following responses to the letter dated August 21, 2008 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to LSGC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 (the “March Form 10-Q”) and June 30, 2008 (the “June Form 10-Q” and, together with the March Form 10-Q, the “Form 10-Qs”). The registrant’s responses to the Staff’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Staff. For your convenience, we are also sending to each of Joe Cascarano and Joe Kempf a copy of this letter. Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, LSGC. LSGC acknowledges that:
•	LSGC is responsible for the adequacy and accuracy of the disclosures in the filings.

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings.

•	LSGC may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
We respectfully request that the Staff provide any further comments at its earliest convenience.

1.	We note your response to prior comment 1. Tell us why you believe that SAB 54 and EITF D-97 are the appropriate guidance to account for the business combination of LED Holdings LLC (“LED Holdings”) and Lighting Science Group Corp. (“LSGC”) in the form of a reverse acquisition, accounting that is generally guided by SFAS 141, specifically paragraphs 17 and 37. Push-down accounting is typically applied when an acquired company retains a separate corporate entity and must reflect the new basis of accounting arising from its acquisition, which we do not believe reflects the facts and circumstances of the LED Holdings and LSGC reverse merger.
     Response:
We agree that SFAS 141 is the appropriate guidance to account for the business combination of LED Holdings and LSGC that took place on October 4, 2007 (the “LSGC Transaction”). Therefore, we applied the provisions of SFAS 141 to identify LED Holdings as the accounting acquirer in the LSGC Transaction, as disclosed in Note 1 to the consolidated financial statements of the registrant for the periods ending December 31, 2007, March 31, 2008 and June 30, 2008 (the “Consolidated Financials”). Further, we determined the fair value of the net assets of the accounting acquiree, LSGC, and calculated the fair value of the unidentified intangible assets and goodwill of LSGC and recorded the fair value increments related to these assets in the consolidated accounts of LED Holdings.
Although we applied the provisions of SFAS 141 and identified the LSGC Transaction as a “reverse takeover,” we do not believe that either SAB 54 or EITF D-97 precludes LSGC and LED Holdings from electing to adopt push-down accounting. In fact, SAB 54 implies that push-down accounting may be the preferred accounting treatment in transactions where substantially all of the voting stock of a company is acquired. Because LED Holdings acquired in excess of 80% of the total voting stock of LSGC pursuant to the LSGC Transaction and there were no outstanding public debt instruments or preferred stock series that would impact the acquirer’s ability to control the form of ownership of LSGC, we believe that we satisfy the criteria for applying push-down accounting, as set forth in SAB 54 and EITF D-97.
The Staff correctly states in Comment 1 that push-down is typically applied when an acquired company retains a separate corporate entity and must reflect the new basis of accounting arising from its acquisition. However, we respectfully disagree with the Staff’s position that the LSGC Transaction does not reflect this fact. Specifically, at all times following the consummation of the LSGC Transaction, LSGC, as the accounting acquiree, has remained a separate legal entity. Further, the stockholders of LSGC prior to the LSGC Transaction did not receive any rights whereby they would be able to exchange or otherwise convert their equity interest in LSGC into a reciprocal interest in LED Holdings. To our knowledge, LED Holdings has no plans to acquire the remaining outstanding equity interests of LSGC. In fact, LED Holdings’ equity interest in LSGC has declined from approximately 80% on October 4, 2007 to approximately 65.7% on July 30, 2008.

By applying the provisions of SFAS 141 and SAB 54, we believe the consolidated net assets of LSGC, as reported on its balance sheet as of December 31, 2007, March 31, 2008 and June 30, 2008, are the same as would have otherwise been reported on the corresponding balance sheets of LED Holdings. We further believe that the operating results for the three month periods ended December 31, 2007, March 31, 2008 and June 30, 2008 are the same as would have otherwise been reported for the corresponding periods by LED Holdings.
2.	Since a quoted market price exists for the common shares of LSCG, tell us why you did not use the market price of the shares of LSGC to determine the purchase price of LSGC. In this regard, we refer to paragraphs 6 and 22 of SFAS 141. Paragraph 22 of SFAS 141 states that the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity. In your particular case, since you are accounting for the transaction as a reverse acquisition, it appears that the purchase price should be the total fair value of all the issued shares of LSGC prior to the consummation of the reverse acquisition.
     Response:
When LED Holdings determined the total value of the acquired entity, LSGC, it considered using the quoted market price of the LSGC’s common stock during the week prior to the consummation of the LSGC Transaction. On October 3, 2007, the closing price of LSGC’s common stock on the Over-the-Counter Bulletin Board was $0.41 per share (pre-reverse split basis).
Immediately prior to the consummation of the transaction, LSGC had approximately 115,567,000 shares of common stock issued and outstanding (on a pre-reverse split basis as reported in its Form 10-QSB for the quarter ended September 30, 2007). Therefore, applying Paragraph 22 of SFAS 141, the total purchase price for the LSGC shares purchased by LED Holdings would have been calculated as follows:

Value of common stock issued to LED Holdings (318,574,665 shares @ $0.41 per share)	$130,615,613
Value of Series B Preferred Stock issued to LED Holdings (based on the liquidation value of $7.50 per share for 2,000,000 shares of stock)	15,000,000

$145,615,613

In conjunction with the LSGC Transaction, LED Holdings engaged a third party to perform a valuation of the assets of LSGC. Based on the valuation report, if LED Holdings had used the $145 million purchase price identified above, approximately $140 million of the total purchase price would have been allocated to goodwill. While Paragraph 22 of SFAS 141 states that the fair value of securities traded in the market is generally more indicative of the fair value of an acquired entity, it also indicates that adjustments to such value may be appropriate in light of the quantity of securities traded. LED Holdings concluded that that the quoted price of LSGC’s common stock on the Over-the-Counter Bulletin Board did not represent the value of the securities being purchased pursuant to the LSGC Transaction because the number of shares issued to LED Holdings was roughly three times greater than the total outstanding stock of LSGC. Prior to the LSGC Transaction, no more than 10 million shares of LSGC common stock had ever traded on a single trading day.
If LED Holdings had used the $145 million purchase price identified above, it is likely that LSGC would have had to perform an impairment test on the goodwill at December 31, 2007. According to paragraph 8(e) of SFAS 144, a company should perform an impairment test if it experiences current period operating or cash flow losses, or projects that it will continue to show operating losses. Based on the cash flow forecast at the time of the LSGC Transaction, it is probable that LED Holdings/LSGC would have been required to record a significant impairment charge in the fourth quarter of 2007. Subsequent to the LSGC Transaction, LSGC was projected to have cash flow and operating losses for the three month period ended December 31, 2007 and the year ended December 31, 2008 based on the integration costs of the LSGC Transition and the other product and market development costs that would need to be incurred in 2008. LSGC continues to incur these costs as forecasted and is currently projected to reach cash flow break-even in mid 2009. Assuming that a substantial portion of the goodwill would be required to be written down due to the impairment test, we believe that the consolidated balance sheets of LSGC as of December 31, 2007, March 31, 2008 and June 30, 2008 would be substantially the same as what has been presented in our Form 10-K because the value of the other assets would be substantially unchanged due to the revaluation and subsequent write-down of the goodwill.
As an alternative to using the traded value of the LSGC shares acquired by LED Holdings, LED Holdings valued such shares based on the value of its business, including the cash payment that was transferred to LSGC pursuant to the LSGC Transaction. Relying on a third party valuation, LED Holdings believed this valuation provided a more reliable measure of the fair value of the equity interest. Further, LED Holdings and LSGC believed such valuation was appropriate under paragraph 23 of SFAS 141, which provides that “Consideration other than equity securities distributed to effect an acquisition may provide evidence of the total value received.”

3.	Refer to note 9 to the financial statements of LED Effects, Inc. (“LED Effects”) and LED Holdings included in Exhibit 99.2 of the Form 8-K/A dated December 10, 2007. We note that LED Holdings accounted for the June 14, 2007 Asset Contribution Agreement as the acquisition by LED Holdings of the business of LED Effects. We also note that LED Effects received 100% of the Class B members’ interest, which represents 49.7% of the total members’ interests. In order to further evaluate the appropriateness of your accounting, provide us with the following information:
a.	Tell us the reasons for the creation of LED Holdings;

b.	Whether LED Effects and LED Holdings were related parties prior to the consummation of the Asset Contribution Agreement;

c.	Whether LED Holdings was created to change the entity’s legal form from a corporation to an LLC;

d.	The nature of the assets contributed by the original shareholders (Pegasus, et al.) to LED Holdings; and

e.	Whether the original shareholders of LED Holdings became part of the management of LED Holdings subsequent to the consummation of the Asset Contribution Agreement.
     Response:
As disclosed in note 9 to the financial statements of LED Effects included in Exhibit 99.2 of the Form 8-K/A dated December 10, 2007, LED Effects entered into an Asset Contribution Agreement (the “Asset Contribution Agreement”) with LED Holdings on June 14, 2007 (the “Asset Contribution Date”). Pursuant to the Asset Contribution Agreement, LED Effects contributed substantially all of its assets to LED Holdings, and LED Holdings assumed substantially all of the liabilities related to LED Effects’ business in exchange for 1 million Class B Units of LED Holdings (the “LED Effects Transaction”). On June 5, 2007, in conjunction with the LED Effects Transaction, PP IV (AIV) LED, LLC (“PPIV (AIV)”), PP IV LED, LLC (“PPIV”), Pegasus Investors IV, L.P. (“Pegasus Investors” and, together with PPIV (AIV) and PPIV, “Pegasus”), and Richard Kelson (Pegasus and Mr. Kelson are referred to herein as the “Non-LED Members”) formed LED Holdings. LED Holdings was formed specifically to acquire the assets of LED Effects. We do not believe that LED Holdings was formed to change LED Effects’ legal form from a corporation to a limited liability company or to facilitate a recapitalization of LED Effects. Pursuant to the LED Effects Transaction, the Non-LED Members contributed $7.6 million to LED Holdings on the Asset Contribution Date, and Pegasus contributed an additional $2.5 million to LED Holdings in August 2007 as required by the Operating Agreement of LED Holdings, dated June 14, 2007 (the “Operating Agreement”). Pegasus contributed an additional $5.0 million in October 2007 pursuant to a follow-on investment right contained in the Operating Agreement.
Prior to the Asset Contribution Date, LED Effects and LED Holdings were not related parties and had no commercial or financial relationship. Specifically, LED Effects’ capitalization was as follows: Kevin Furry — 43.7%; Charles Sommerville — 43.7%; Patt Levy — 11.3%; and Greg Flowers — 1.3%. Immediately after the Asset Contribution Date, the ownership of LED Effects remained unchanged, but in exchange for contributing substantially all of its assets to LED Holdings, LED Effects received approximately 49% of the outstanding equity of LED Holdings. Prior to the Asset Contribution Date, it is our understanding that LED Effects’ management consisted of: Kevin Furry, President and Chief Executive Officer; Theresa Furry, Acting Chief Financial Officer; and Charles Sommerville, Vice President. Subsequent to the Asset Contribution Date, LED Holdings’ management consisted of: Govi Rao, President and Chief Executive Officer; Zach Gibler, Vice President of Business Development; and Kevin Furry, Chief Technology Officer. Mr. William Breaden was also hired by LED Holdings to perform the duties of the Chief Financial Officer of LED Holdings on a temporary basis. Mr. Breaden has previously performed similar services for other portfolio companies of Pegasus.
With the exception of Mr. Furry, upon the consummation of the LED Effects Transaction, the management of LED Effects’ business was replaced by individuals with no pre-existing relationship with LED Effects or LED Holdings. Messrs. Rao and Gibler were recruited by LED Holdings from a competitor of LED Effects. Upon the consummation of the LED Effects Transaction, the Board of Managers of LED Holdings was comprised of Messrs. Furry and Sommerville (appointed by LED Effects) and Mr. Steven Wacaster, Mr. Kelson and Mr. Rao (each of the three appointed by Pegasus).
4.	Further, addressing SFAS 141, tell us in detail why you believe that is it appropriate to account for the effect of the Asset Contribution Agreement as the acquisition by LED Holdings of the business of LED Effects. Tell us in detail whether you considered accounting for this transaction as a recapitalization as a result of the change in legal structure of LED Effects into a LLC with a simultaneous financing of $15 million in cash from the shareholders of LED Holdings.
     Response:
As discussed in our response to Comment 3 above, pursuant to the Asset Contribution Agreement, LED Holdings acquired in excess of 50% of the voting equity interest in LED Effects, and there were no pre-existing commercial or financial relationships between LED Holdings (or its members) and LED Effects prior to the Asset Contribution Date.
Paragraph 9 of SFAS 141 states that a business combination occurs “...when an entity acquires net assets that constitute a business...” As noted in our response to Comment 3 above, LED Holdings was created specifically to acquire the business of LED Effects. Paragraph 10 of SFAS 141 provides that a business combination can also include a transaction where net assets are transferred to a new entity and the former owners of the assets retain an interest in that new entity. LED Holdings determined that based on this guidance and the fact that there was no preexisting commercial or financial relationship between LED Effects and LED Holdings, the acquisition of the business of LED Effects should be accounted for as a business combination using the purchase method.

The Staff has inquired into the disclosure contained in the Members’ Equity section of LED Holdings’ June 14, 2007 balance sheet included in Exhibit 99.3 of the Form 8-K/A dated December 10, 2007. Specifically, the Staff has asked us to explain why at June 14, 2007, the value of the Class A Common Stock (owned 100% by Pegasus) was valued at approximately $6.8 million while the value of the Class B Common Stock (owned 100% by LED Effects) was $11.3 million and whether this relative value in the classes of common stock was indicative of the percentage of voting securities (and control) owned by each of the parties. Pursuant to the terms of the Operating Agreement, on June 14, 2007, Pegasus was granted voting control over LED Holdings, including the ability to appoint a majority of the Board of Managers and certain key executive positions (as evidenced in the response to Comment 3 above) regardless of the number of shares of Class A Common Stock owned by Pegasus at the time. The Operating Agreement provides a third party with the opportunity to subscribe for shares of Class A Common Stock within 60 days of June 14, 2007. In the event that the third party declined to subscribe for such shares, Pegasus was contractually obligated to subscribe for this amount. In August 2007, Pegasus fulfilled its contractual obligation and contributed an additional $2.5 million to LED Holdings. Additionally, Pegasus contributed an additional $5.0 million in October 2007 pursuant to a follow-on investment right contained in the Operating Agreement. At all times after June 14, 2008, Pegasus maintained voting control over LED Holdings.

The Staff has also asked us to provide an example of the disclosure that would be included in the notes to the consolidated financial statements of LED Holdings with respect to its acquisition of LED Effects. Below is the requested disclosure:

Business Combination with LED Effects, Inc,

On June 14, 2007, LED Holdings, LLC (“Holdings”) entered into an Asset Contribution Agreement (the “Agreement”) with LED Effects, Inc. (“Effects”), whereby Effects contributed substantially all of its assets, including leases, equipment, inventory, accounts receivable, contracts, permits, records, intellectual property and common stock in several Japanese companies, to Holdings and Holdings assumed substantially all of the liabilities related to Effects’ LED business. In accordance with the Agreement, Effects received 100% of the Class B members’ interest, which represents 49.7% of the total members’ interests. Class B members’ interests are restricted as to voting privileges and other matters. Holdings was formed in June 2007 for the purpose of acquiring the net assets of Effects.

Pursuant to the transaction, Holdings obtained an independent appraisal of the intangible assets acquired. The purchase price was allocated based on the fair values of the assets acquired and the liabilities assumed at the date of acquisition resulting from the appraisal. The following table shows the allocation of the net assets of Effects on the acquisition date:

Current assets
Cash and cash equivalents	$1,245,652
Accounts receivable	1,536,780

Inventory	992,604
Non-current assets
Property and equipment, net	159,585
Intangible assets	5,980,000
Goodwill	1,620,200
Other assets	102,347
Current liabilities
Accounts payable and accrued expenses	(231,080)
Other current liabilities	(67,826)
Deferred taxes and other liabilities	(488,218)

Total purchase price of Effects	$10,850,044

The acquired intangible assets consisted of the following:

Technology and patents	$2,890,000
Software	2,000,000
Trademarks	360,000
Customer relationships	730,000

$5,860,000

The intangible assets are being amortized on a straight-line basis over periods ranging from 5-20 years, which is deemed to approximate the pattern in which the economic benefits of the intangible assets are realized.
5.	We note that on October 4, 2007, for accounting purposes, the business of LED Effects acquired LSGC. Since LED Holdings was a newly created entity and considering that its only asset consisted of the $15million cash contributed by the shareholders of LED Holdings at the time of its formation, it appears that the business of LED Effects should be considered for accounting purposes the registrant for all periods presented. Therefore, it appears that you should include in your December 31, 2007 Form 10-K:
a.	Audited balance sheet of LED Effects as of December 31, 2006;

b.	Audited statements of operations and statements of cash flows of LED Effects for the years ended December 31, 2006 and December 31, 2005;

c.	Audited balance sheet of the business of LED Holdings as of December 31, 2007; and

d.	Audited statements of operations of the business of LED Effects for the year ended December 31, 2007. In this regard, if it is determined that under SFAS 141, it is not appropriate to apply purchase accounting to the June 13, 2007 transaction, it appears that you should include the historical audited statements of operations and statements of cash flows of LED Effects’ business from January 1, 2007 through December 31, 2007, which should give effect to the October 4, 2007 acquisition of LSGC by the business of LED Holdings. If it is determined that under SFAS 141, it is appropriate to apply purchase accounting to the June 13, 2007 transaction, it appears that you should include:
i.	Historical audited statements of operations and statements of cash flows of LED Effects’ business from January 1, 2007 through June 13, 2007; and

ii.	Historical audited statements of operations and statements of cash flows of LED Holdings, Inc. from June 14, 2007 to December 31, 2007, which should reflect the impact of the application of purchase accounting to the acquisitions of the business of LED Effects on June 4, 2007 and of LSGC in October 4, 2007; and
e.	Retroactively restated historical stockholder’s equity to reflect the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital.
     Response:
Further to our response to Comment 1 above and as previously contained in our response letter dated July 10, 2008, pursuant to the LSGC Transaction, LED Holdings acquired in excess of 80% of the voting stock of LSGC and, therefore, in accordance with SAB 54 and EITF D-97, LSGC and LED Holdings elected to adopt push-down accounting to record the fair value of the intangible assets that were created upon LED Holdings’ acquisition of voting control of LSGC. Thus, LSGC has recorded in its accounts the intangible assets that would have otherwise been recorded in the accounts of LED Holdings through the application of push-down accounting. LSGC will amortize the fair value of the intangible assets over the same period as such assets would have been amortized by LED Holdings. By applying push-down accounting, LSGC believes the consolidated net assets that were reported on its December 31, 2007, March 31, 2008 and June 30, 2008 balance sheets are the same as would have otherwise been reported on the balance sheets of LED Holdings. LSGC further believes that the operating results for the three month periods ended December 31, 2007, March 31, 2008 and June 30, 2008 are the same as would otherwise have been reported by LED Holdings. Therefore, we believe that the primary difference between the information reported in the Consolidated Financials and what the Staff is suggesting should be reported relates to the presentation of the historical financial statements of the registrant for the fiscal year ended December 31, 2006 and any interim periods prior to the Transaction.

In addition to the accounting guidelines discussed herein, we also considered a number of other factors that we believe are important to an understanding of the Consolidated Financials and the Form 10-K and Form 10-Qs. LED Holdings was formed on June 5, 2007 to acquire the net assets and operations of LED Effects. As a result, limited historical financial data exists concerning LED Holdings’ operations, and therefore, we disclosed historical comparative financial information in the Form 10-K and Form 10-Qs with respect to LSGC’s financial information, rather than LED Holdings’ financial information. Nevertheless, certain historical financial data of LED Holdings was disclosed on the Form 8-K/A filed by LSGC on December 10, 2007. While we could have disclosed historical financial information with respect to LED Effects, as the predecessor business of LED Holdings, we believe such disclosure would lead to confusion or be misleading to LSGC investors because LSGC’s historical benchmark data would be altered significantly. For example, the basic and fully diluted earnings per share of LSGC would be substantially increased because a cumulative net loss that was accounted for in the comparative periods for LSGC would be replaced by net income for LED Effects. We believe our approach results in more meaningful disclosure because

LSGC remains the operating entity, and to our knowledge, LED Holdings’ only significant asset is the stock it holds in LSGC.
We believe there are certain aspects of the LSGC Transaction that are fundamentally different than other reverse takeover transactions we reviewed, and thus, the LSGC Transaction is not a typical reverse takeover. Specifically, in a typical reverse takeover transaction: (i) at least one “shell company” is a party; (ii) the stockholders of one party have the right to exchange their securities on a fixed ratio basis for securities of the other party; and (iii) the shell company becomes the legal registrant through a subsequent merger, share exchange or other transactions. In the LSGC Transaction, neither LED Holdings nor LSGC was a “shell company,” as defined by Securities Release Nos. 33-8587 and 34-52038 (the “Commission Releases”). In the Commission Releases, “shell company” is defined as a registrant having no or nominal operations and no or nominal assets. At the time of the LSGC Transaction, both LSGC and LED Holdings (i) occupied physical properties; (ii) were developing and owned intellectual property and (iii) had title to inventory and accounts receivable. Additionally, the LSGC Transaction did not provide securities holders with the right to exchange securities in one entity for securities of the other. We therefore believe that if we were to disclose historical financial information with respect to LED Holdings or its predecessor, LED Effects, as the accounting acquirer, it may lead LSGC’s stockholders to mistakenly believe that they were granted some right of exchange for units of LED Holdings.

Consistent with the Staff’s comments, the Division of Corporation Finance’s Accounting Disclosure Rules and Practices – An Overview, dated March 31, 2000, at Appendix B.II.A. suggests that non-financial disclosure following reverse acquisitions should parallel financial reporting required under GAAP. Following this approach, however, would provide for non-financial disclosures for LED Holdings and not LSGC in the Form 10-K and Form 10-Qs. As discussed above, because of its limited operating history, LED Holdings would only be able to provide disclosures regarding limited information and such information may not be material from an investment perspective. For example, we do not believe that it is material to disclose information such as (i) the identity or compensation of the executive officers and directors of LED Holdings or (ii) the beneficial ownership of LED Holdings. Therefore, as with LSGC’s disclosure of historical financial information, non-financial disclosures in the Form 10-K and Form 10-Qs were provided with a focus on LSGC as well.

LSGC respectfully believes that the information LSGC disclosed in its Form 10-K and Form 10-Qs provides LSGC’s investors with more meaningful information upon which to make an informed investment decision regarding LSGC than those suggested by the Staff’s comments. In addition to providing investors with a longer term of relevant historical data, we believe the provision of non-financial disclosures concerning LSGC rather than LED Holdings: (i) allows the non-financial disclosures to parallel the historical financial information presented, (ii) provides continuous disclosure that may be meaningfully compared to LSGC’s past disclosures, (iii) avoids the confusion to LSGC’s investors that would result from the filing of reports focusing upon another entity, and (iv) allows for more relevant disclosures on both a current and ongoing basis.
Finally, disclosures concerning LED Holdings in LSGC’s reports are decreasing in importance. Immediately following the LSGC Transaction, LED Holdings held approximately seventy percent (70%) of the fully-diluted capital stock of LSGC. Over the past year, however, LED Holding’s equity participation in LSGC has since decreased to approximately sixty percent (60%) of the fully-diluted capital stock of LSGC. LSGC contemplates that future equity financings, if any, will be completed by LSGC and not LED Holdings, thus potentially further decreasing LED Holdings’ equity participation in LSGC. It is possible that LED Holdings’ equity participation in LSGC could fall below 50%. If this was to occur and we were to have fully implemented the Staff’s comments, the reporting entity would likely need to be again focused upon LSGC subsequent to several filings focused on LED Holdings. We believe such a result would cause even more confusion among investors.
     Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Greg Samuel, Esq. at (214) 651-5645.
Very truly yours,
/s/ Greg Samuel
Gregory R. Samuel
(214) 651-5645
greg.samuel@haynesboone.com

cc:	Joe Cascarano Robert Littlepage Govi Rao Stephen Hamilton